SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                    Birmingham Utilities, Inc.
                         (Name of Issuer)

                   Common Stock (no par value)
                  (Title of Class of Securities)

                             036546 0
                          (CUSIP Number)

                      Ms. Betsy Henley-Cohn
                        80 Hamilton Street
                   New Haven, Connecticut 06511
                          (203) 772-2420

                         with a copy to:

                    Robert J. Metzler II, Esq.
                    Tyler Cooper & Alcorn, LLP
                      CityPlace - 35th Floor
                   Hartford, Connecticut 06103
                          (860) 725-6200

     (Name, address and telephone number of person authorized to receive notices and communications)

                          April 1, 2000
                 (Dates of events which require
                    filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 036546 0


     (1) Name of Reporting Person and Social Security Number:
          Betsy Henley-Cohn   ###-##-####

     (2) Check the Appropriate Box if a Member of a Group:
                    (a)         (b)

     (3) SEC USE ONLY:


     (4) Source of Funds: (WC)


     (5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(3): [ ]

     (6) Citizenship: United States


Number of Shares Beneficially Owned by Reporting Person With:

     (7) Sole Voting Power: 20,000

     (8) Shared Voting Power: 159,496

     (9) Sole Dispositive Power: 20,000

     (10) Shared Dispositive Power: 159,496


     (11) Aggregate Amount Beneficially Owned By Reporting
Person:    179,496

     (12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares: [ ]

     (13) Percent of Class Represented by Amount in Row (11):
11.28%


     (14) Type of Reporting Person:  IN

Item 1.   Security and Issues.

     This Statement relates to the Common Stock, no par value
("Common Stock"), of Birmingham Utilities, Inc. (the "Company"), a Connecticut corporation. The address of the Company's principal executive offices is 230 Beaver Street, Ansonia, Connecticut 06401.

Item 2.   Identity and Background.

     This Schedule is filed by Betsy Henley-Cohn. The business address of Ms. Henley-Cohn is 80 Hamilton Street, New Haven,
Connecticut 06511.

     Ms. Henley-Cohn's present principal employment is as Chairwoman of the Board of Directors of the Company and Chairwoman and Treasurer of Joseph Cohn & Sons, Inc., a construction subcontractor, with its principal office and place of business at 80 Hamilton Street, New Haven, Connecticut 06511.

     Ms. Henley-Cohn has not, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Henley-Cohn is a United States Citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The shares of the Company's Common Stock held by Ms. Henley-Cohn and reflected in this Schedule 13D were purchased by her from time to time during the past twenty years. The source of all funds utilized to effect the purchase of the shares was from the personal funds of Ms. Henley-Cohn. All such shares of Common Stock were acquired by purchase.

Item 4.   Purpose of Transaction.

     The shares of the Company's Common Stock held by Ms. Henley-Cohn were acquired by her from time to time over the past twenty years. The initial acquisition of Common Stock by parties affiliated with Ms. Henley-Cohn was disclosed pursuant to a
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 3, 1980, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on September 15, 1981 (collectively, the "Original 13D"). The Original 13D was filed on behalf of a group of shareholders of the Company (the "Original Group") comprised of Joseph H. Sylvester, Eugene
D. Micci, James E. Cohen, James E. Cohen as Custodian for Daniel Cohen, James E. Cohen as Custodian for Matthew Cohen, David B. Cohen, Ruth Weisman, Stella Berkowitz, Betsy Henley-Cohn as Custodian for Juri Henley-Cohn, Cohn Realty, Joseph Cohn & Sons Incorporated Profit Sharing Plan, and Joseph Cohn & Sons Incorporated Pension Trust.

     Since the date of the Original 13D, both the members and the holdings of the Original Group have undergone significant changes. A number of members of the Original Group are now deceased, while other members no longer hold Common Stock. Given these significant changes, and the inability of all members of the Original Group to execute an appropriate amendment to the Original 13D, Ms. Henley-Cohn is filing this Schedule 13D for purposes of restating and superseding the disclosure set forth in the Original 13D.

     Ms. Henley-Cohn acquired the Common Stock to which this
Schedule 13D relates in the belief that the stock represents a favorable investment opportunity. There are presently no plans or proposals to purchase additional shares of Common Stock or to dispose of the shares of Common Stick presently held. However, additional shares may be purchased from time to time as investment circumstances warrant. There are no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company, the sale or transfer of a material amount of the assets of the Company, any change in the present management of the Company (which includes Ms. Henley-Cohn as Chairwoman and Chief Executive Officer of the Company), any material change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, any changes in the Company's charter or bylaws which may impede the acquisition of control of the Company by any person, causing any class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) Ms. Henley-Cohn has beneficial ownership of 179,496 shares of Common Stock, or approximately 11.28% of the Common Stock outstanding. Of these shares, Ms. Henley-Cohn owns 20,000 shares directly, 72,000 shares through Cohn Realty & Investment, a Connecticut general partnership, 65,376 shares through the Betsy Cohn Spray Trust, and 22,120 shares through the Betsy Cohn Income Trust. Ms. Henley-Cohn does not own or have the right to acquire, directly or indirectly, any other shares.

     For purposes of this Schedule 13D, the percentage of Common
Stock beneficially owned was calculated with reference to 1,591,625 shares outstanding.

     (b) Ms. Henley-Cohn, individually, has sole power to direct the vote, and sole power to direct the disposition, of 20,000 shares beneficially owned by her, and has shared power to vote, and shared power to direct the disposition, of 159,496 shares beneficially owned by her.

     (c)  None of the persons identified in paragraph (a) of this
Item 5 has engaged in any transaction in Common Stock of the Company during the past sixty days.

     (d) Ms. Henley-Cohen or other beneficiaries of the Betsy Cohn Spray Trust and Betsy Cohn Income Trust generally have the right to receive or the Power to direct the receipt of dividends from, or the proceeds from the sale of, 87,496 of the shares of Common Stock included in paragraph (a) of this Item 5. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or from the proceeds from the sale of, shares described in paragraph (a) of this Item 5.

     (e)  Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Betsy Henley-Cohn does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company which relate to such matters as transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; and no such contracts, arrangements, understandings or relationships exist between or among her and the Company.

Item 7.   Material to be Filed as Exhibits.

     None.          (Signature Page Follows)



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   Dated:    April 5, 2000




Betsy Henley-Cohn